SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 1)

                          ESC Medical Systems Ltd.
            ----------------------------------------------------
                              (Name of Issuer)

                                Common Stock
            ----------------------------------------------------
                       (Title of Class of Securities)

                                 M40868107
            ----------------------------------------------------
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
            ----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                         Michael A. Woronoff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                              January 15, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check
the following box:                          [  ]




CUSIP No. M40868107           13D
----------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barnard J. Gottstein, as trustee of the Barnard J. Gottstein
      Revocable Trust
----------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [  ]
                                                      (b) [  ]
----------------------------------------------------------------------------
(3)   SEC USE ONLY

----------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*
      PF, OO
----------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                             [X]
----------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
----------------------------------------------------------------------------
                                    :(7)  SOLE VOTING POWER
                                    :     1,717,134 shares held by the
                                    :     Barnard J. Gottstein Revocable
                                    :     Trust, for which Barnard J.
                                    :     Gottstein serves as Trustee.
                                    :---------------------------------------
 NUMBER OF SHARES BENEFICIALLY      :(8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING            :      0
 PERSON WITH                        :---------------------------------------
                                    :(9)  SOLE DISPOSITIVE POWER
                                    :     1,717,134 shares held by the
                                    :     Barnard J. Gottstein Revocable
                                    :     Trust, for which Barnard J.
                                    :     Gottstein serves as Trustee.
                                    :---------------------------------------
                                    :(10) SHARED DISPOSITIVE POWER
                                    :     0
----------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,717,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
----------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                          [   ]
----------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.19%
----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. M40868107           13D
----------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barnard J. Gottstein Revocable Trust
----------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [  ]
                                                      (b) [  ]
----------------------------------------------------------------------------
(3)   SEC USE ONLY

----------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*
      PF, OO
----------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                           [  ]
----------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Washington
----------------------------------------------------------------------------
                                    :(7)  SOLE VOTING POWER
                                    :     1,717,134 shares held by the
                                    :     Barnard J. Gottstein Revocable
                                    :     Trust, for which Barnard J.
                                    :     Gottstein serves as Trustee.
                                    :---------------------------------------
 NUMBER OF SHARES BENEFICIALLY      :(8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING            :     0
 PERSON WITH                        :---------------------------------------
                                    :(9)  SOLE DISPOSITIVE POWER
                                    :     1,717,134 shares held by the
                                    :     Barnard J. Gottstein Revocable
                                    :     Trust, for which Barnard J.
                                    :     Gottstein serves as Trustee.
                                    :---------------------------------------
                                    :(10) SHARED DISPOSITIVE POWER
                                    :     0
----------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,717,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
----------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                           [  ]
----------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.19%
----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      OO
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. M40868107           13D
----------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Barnard J. Gottstein
----------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [  ]
                                                      (b) [  ]
----------------------------------------------------------------------------
(3)   SEC USE ONLY

----------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*
      PF, OO
----------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          [X]
----------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
----------------------------------------------------------------------------
                                    :(7)  SOLE VOTING POWER
                                    :     1,717,134 shares held by the
                                    :     Barnard J. Gottstein Revocable
                                    :     Trust, for which Barnard J.
                                    :     Gottstein serves as Trustee.
                                    :---------------------------------------
 NUMBER OF SHARES BENEFICIALLY      :(8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING            :     0
 PERSON WITH                        :---------------------------------------
                                    :(9)  SOLE DISPOSITIVE POWER
                                    :     1,717,134 shares held by the
                                    :     Barnard J. Gottstein Revocable
                                    :     Trust, for which Barnard J.
                                    :     Gottstein serves as Trustee.
                                    :---------------------------------------
                                    :(10) SHARED DISPOSITIVE POWER
                                    :     0
----------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,717,134 shares held by the Barnard J. Gottstein Revocable Trust, for which Barnard J. Gottstein serves as Trustee.
----------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                           [  ]
----------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.19%
----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*
      IN
----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




            This Amendment No. 1 amends the Statement on Schedule 13D, dated October 9, 1998 (the "Schedule 13D"), relating to shares of the common stock ("Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). The principal executive offices of the Company are located at 100 Crescent Road, Needham, Massachusetts 02194.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended and supplemented as follows:

        6,041 Shares were acquired through the distribution of a partnership in which Barnard J. Gottstein was a partner. 314,900 Shares were acquired for approximately $2,158,154 through the use of personal funds of Barnard J. Gottstein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and supplemented as follows:

            (a) The Reporting Persons own 1,717,134 Shares in the aggregate. The percentage of the class of such Shares beneficially owned by the Reporting Persons is 6.19%.

            (c) Each of the Reporting Persons effected the following open market purchases of Shares during the past 60 days:

        Date of         Amount of               Price
        Transaction     Securities Involved     per Share
        -----------     -------------------     ---------
        1/13/99          25,000                 7.0000
        1/14/99          75,000                 7.2708
        1/15/99          50,000                 7.5000
        1/15/99          25,000                 7.3750





                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 1999


                                   /s/ Barnard J. Gottstein
                                   ------------------------------------
                                   Barnard J. Gottstein
                                   Individually and as Trustee of the
                                   Barnard J. Gottstein Revocable Trust


                                   BARNARD J. GOTTSTEIN REVOCABLE TRUST

                                   /s/ Barnard J. Gottstein
                                   ------------------------------------
                                   Barnard J. Gottstein
                                   Trustee